UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-3480

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the plan)
MDU RESOURCES GROUP, INC.
(Name of issuer of securities held pursuant to the plan)
MDU RESOURCES GROUP, INC.
1200 WEST CENTURY AVENUE
P.O. BOX 5650
BISMARCK, NORTH DAKOTA 58506-5650
(Address of the plan and address of the issuer’s principal executive offices)

CONTENTS

Required Information	Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2013	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions - Year Ended December 31, 2013	17

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	18

Signature	19

Exhibit Index:	20

Consent of Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of
MDU Resources Group, Inc. 401(k) Retirement Plan
Bismarck, North Dakota
We have audited the accompanying statements of net assets available for benefits of MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan, as listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 18, 2014

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2013	2012
Assets:
Investments at fair value (Notes 3 and 6)	$793,435,298	$623,317,729

Cash equivalents (Note 4)	2,924,943	3,832,391
	796,360,241	627,150,120

Receivables:
Employer contributions	14,289,617	10,583,290
Participant contributions	869,031	952,840
Notes receivable from participants	20,122,538	18,503,761
Dividends	1,513,647	227
Other receivables	8,105	—

Total assets at fair value	833,163,179	657,190,238

Liabilities:
Accrued expenses	43,348	62,335
Excess contributions payable	—	730
Other liabilities	—	10,025

Total liabilities	43,348	73,090

Net assets available for benefits at fair value	833,119,831	657,117,148

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 5)	(445,665)	(1,708,774)

Net assets available for benefits	$832,674,166	$655,408,374

The accompanying notes are an integral part of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2013

Additions to Net Assets Attributed to:

Investment income:
Dividends from Company stock	$6,074,340
Interest and dividends	6,699,111
Net realized/unrealized appreciation in fair value of investments (Note 3)	169,161,740

Total investment income	181,935,191

Interest income on notes receivable from participants	747,025

Contributions:
Employers	31,409,663
Participants	33,174,622
Participant rollovers	1,625,542

Total contributions	66,209,827

Total additions	248,892,043

Deductions from Net Assets Attributed to:
Distributions to participants	71,344,212
Administrative expenses	282,039

Total deductions	71,626,251

Net increase in net assets available for benefits	177,265,792

Net assets available for benefits at beginning of year	655,408,374

Net assets available for benefits at end of year	$832,674,166

The accompanying notes are an integral part of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

1.    Description of the Plan

The following description of the MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General
The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984. The Plan is a defined contribution plan. On January 1, 1999, the name was changed and the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (the Bargaining Plan) into the Plan. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (the Code), and the regulations thereunder. On May 25, 2006, the Plan designated the portion of the Plan invested in MDU Resources Group, Inc. Common Stock Fund as an Employee Stock Ownership Plan (ESOP).

The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the Plan document are subject to approval by the Board of Directors of the Company.

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA. The Board of Directors of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.

The Committee is the Plan administrator. The Committee consists of the Chief Financial Officer of the Company and other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or an affiliate of the Company. The recordkeeper and trustee of the Plan are New York Life Retirement Plan Services (the Recordkeeper) and New York Life Trust Company (the Trustee), respectively.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Plan Amendments
Effective January 1, 2013, the Plan was amended to establish a retirement contribution feature for employees who were active participants in the Retirement Plan for Employees of Cascade Natural Gas Corporation, for which future benefit accruals ended as of September 30, 2012. For each plan year, eligible employees will receive a certain contribution ranging from 5 percent to 11.5 percent of their eligible compensation, based upon their age as of December 31, 2012.

On February 7, 2013, MDU Resources Group, Inc., through its wholly-owned subsidiary, WBI Energy, Inc., formed Dakota Prairie Refining, LLC. WBI Energy, Inc., owns 50 percent and Calumet North Dakota, LLC, owns 50 percent of the membership interests of Dakota Prairie Refining, LLC. Effective September 9, 2013, the Plan will be maintained as a multiple employer plan due to Dakota Prairie Refining, LLC adopting the Plan in accordance with Plan procedures. Eligible employees of Dakota Prairie Refining, LLC, are prohibited from investing in the MDU Resources Group, Inc. Common Stock Fund.

Eligibility
Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and regular full-time employees or part-time employees with at least 1,000 hours of service in a year.

Deferred Savings Contributions
The Plan allows participants who are highly compensated employees to elect pre-tax deferral contributions varying from one percent through 22 percent and participants who are not highly compensated employees to elect pre-tax deferral contributions varying from one percent to 50 percent, in one percent increments, of eligible compensation for each pay period, up to a maximum pre-tax deferral contribution of $17,500 for the 2013 Plan year. The Plan includes an automatic deferral escalation feature to increase the participant's deferral percentage by 1 percent annually until the participant reaches 15 percent, unless the participant opts out. The Plan also allows participants who are eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make elective catch-up deferrals of up to $5,500 for 2013.

Employer Matching Contributions
Each participant’s Employer may elect to provide a standard matching contribution, equal to a percentage of such participant’s monthly pre-tax deferral contributions up to a specified percent of the participant’s compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. All matching contributions are made in cash to the participant’s Matching Contribution Account and invested as directed by the participant.

Profit Sharing/Retirement Contributions
Profit sharing contributions are made based on the discretion of the Board of Directors of the Company or Board of Directors of any of the Employers. Retirement contributions are nondiscretionary contributions made to certain eligible employees equal to a certain percent of their eligible compensation, a certain

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

percent based upon their eligible compensation and their age at a certain date, or an amount based on hours worked. Participants may choose to invest profit sharing/retirement contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/retirement contributions totaling $19.7 million were credited to participant accounts for the year ended December 31, 2013.

Rollover Contributions
The Plan accepts rollover contributions from an eligible retirement plan or an individual retirement account that holds only assets distributed from a qualified plan, including after-tax employee contributions.

Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with deferred savings contributions, employer matching contributions, profit sharing/retirement contributions, rollover contributions and allocated investment earnings and losses.

Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the following 22 available investment options as of December 31, 2013:

•	MDU Resources Group, Inc. Common Stock Fund (MDU Resources Stock Fund)*

•	New York Life Insurance Anchor Account - Stable Value Fund

•	Allianz NFJ Small Cap Value Fund - Small-Cap Value Fund

•	American Funds - EuroPacific Growth Fund - International Growth Mutual Fund

•	BlackRock Inflation Protected Bond Fund - Inflation Protected Bond Fund

•	BlackRock U.S. Debt Index T Fund - Income Bond Collective Trust Fund

•	Columbia Acorn Z Fund - Mid-Cap Growth Mutual Fund

•	DFA International Value Portfolio - International Value Mutual Fund

•	Dodge & Cox Balanced Fund - Growth and Income Mutual Fund

•	PIMCO Total Return Fund - Income Bond Mutual Fund

•	Royce Total Return Fund - Small-Cap Value Fund

•	T. Rowe Price Institutional Large Cap Growth Fund - Growth Mutual Fund

•	T. Rowe Price Institutional U.S. Structured Research Fund - Growth Mutual Fund

•	T. Rowe Price Retirement 2010 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2015 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2020 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2025 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2030 Fund - Growth and Income Mutual Fund

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

•	T. Rowe Price Retirement 2035 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2040 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2045 Fund - Growth and Income Mutual Fund

•	Vanguard Institutional Index Fund - Growth and Income Mutual Fund
* Eligible employees of Dakota Prairie Refining, LLC, are prohibited from investing in this fund.

Contributions to the MDU Resources Stock Fund are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market, or to purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock.

Vesting
A participant’s interest in a Deferred Savings Contribution Account, Matching Contribution Account or a Rollover Account is at all times fully vested and nonforfeitable. Generally, a participant’s interest in a Profit Sharing/Retirement Contribution Account is 100 percent vested after completing three years of service; however, certain grandfathered vesting schedules are maintained due to plan mergers. Participants are 100 percent vested in the dividends paid on the MDU Resources Stock Fund regardless of years of service. Participant accounts are valued on a daily basis.

Distributions and Withdrawals
The amount credited to a participant’s Deferred Savings Contribution Account, Matching Contribution Account and Rollover Account shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan only allows single-sum distributions or annual installments over a period of time, not to exceed five years; however, certain grandfathered distribution features are maintained due to plan mergers.

Distributions with respect to investment options other than the MDU Resources Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Stock Fund are in the form of a Direct Registration System statement, except for distributions of fractional shares which are in the form of cash. Any MDU Resources Group, Inc. Common Stock included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian.

A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s Rollover Account may be elected at any time.

Notes Receivable from Participants
A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Loans must be repaid over specified periods generally through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as established by the Committee.

Forfeited Accounts
Forfeited non-vested accounts are used to reduce employer contributions to the Plan, and remaining amounts are carried forward to future years. Forfeited non-vested accounts totaled approximately $473,000 and $400,000 at December 31, 2013 and 2012, respectively. Approximately $702,000 in forfeitures were used to reduce employer contributions for the year ended December 31, 2013.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis. The Plan has also evaluated for events or transactions occurring after December 31, 2013, up to the date of issuance of these financial statements.

Investment Valuation
Investments held by the Plan are carried at fair value. The Plan’s cash equivalents, common stock and mutual fund investment valuations, as determined by the Trustee, are based on published market quotations.

The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value.

The collective trust fund is valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund. Redemption is permitted daily with generally no other restrictions or notice periods and there are no unfunded commitments. The investment objective is to match the performance of Barclays Capital Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index.

For further information on fair value measurements, see Note 6.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.

Benefit Payments
Distributions to Plan participants are recorded when paid.

Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Excess Contributions Payable
The Plan is required to return contributions to participants in the event certain nondiscrimination tests and/or contribution limits defined under the Code are not satisfied. At December 31, 2013, there were no excess contributions payable. At December 31, 2012, liabilities of $730 were recorded for amounts refundable to Plan participants and were included in excess contributions payable in the accompanying statements of net assets available for benefits, as well as reduced the participant contributions in the statement of changes in net assets available for benefits.

Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than the MDU Resources Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $2.5 million for the year ended December 31, 2013. Administrative expenses of the Plan were approximately $282,000 for the year ended December 31, 2013, including the MDU Resources Stock Fund commissions, loan fees and terminated participant account fees that were paid by participants through the Plan. All other administrative expenses were paid by the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest rate and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Other
Securities transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

3.    Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31:

	2013	2012
MDU Resources Stock Fund*	$257,504,422	$195,418,132
New York Life Insurance Anchor Account*	92,846,838	88,081,131
Dodge & Cox Balanced Fund	74,196,335	58,934,284
Vanguard Institutional Index Fund	57,069,656	41,079,723
T. Rowe Price Institutional Large Cap Growth Fund	57,058,393	39,780,590
* Indicates a party-in-interest investment.

During 2013, the fair value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

MDU Resources Stock Fund	$82,712,663
Mutual Funds	86,930,154
Collective Trust Fund	(481,077)
$169,161,740

4.    Cash Equivalents

Cash equivalents represent funds temporarily invested in the PIMCO Money Market Institutional Fund to provide liquidity for fund reallocations and distributions of the MDU Resources Stock Fund.

5.    Investment Contract with Insurance Company

The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by NYL Insurance. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0 percent. Such interest rates are reviewed not less frequently than quarterly nor more frequently than daily for resetting.

	2013	2012
Average yields:
Based on annualized earnings *	2.17%	2.38%
Based on interest rate credited to participants **	1.72%	1.93%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

**
Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date. The difference between annualized earnings and the interest rate credited to participants is due to a 45 basis point administrative fee in both 2013 and 2012.

6.    Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board Accounting Standards Codification establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;

•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

•	Level 3 - unobservable inputs for the asset or liability.

The estimated fair values of the Plan's assets measured on a recurring basis are determined using the market approach and is corroborated using third party market data. There have been no changes in the methodologies used at December 31, 2013.

Cash equivalents: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on an active market, or using other known sources including pricing from outside sources. Fair value approximates cost.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on active markets.

Collective trust fund: Investment in the collective trust fund is valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.

Investment contract: Investment in the fully benefit-responsive investment contract is valued based on the Plan's pro-rata share of the pooled separate account at year end. The pooled separate account is not available in an exchange and active market, however, the fair value is determined based on the pro-rata share of underlying investments in the pooled separate account.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. For the year ended December 31, 2013, there were no transfers between Levels 1 and 2.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

The Plan's assets measured at fair value are as follows:

	Fair Value Measurements
	at December 31, 2013, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2013
Assets:
Mutual funds:
Domestic - Large-Cap	$145,666,611	$—	$—	$145,666,611
Domestic - Mid-Cap	27,726,458	—	—	27,726,458
Domestic - Small-Cap	54,518,825	—	—	54,518,825
International	40,770,065	—	—	40,770,065
Balanced	74,196,335	—	—	74,196,335
Target Date	64,881,262	—	—	64,881,262
Bond	13,227,139	—	—	13,227,139
Common stock	257,504,422	—	—	257,504,422
Investment contract - Stable value fund	—	93,292,503	—	93,292,503
Collective trust fund - Debt fund	—	21,651,678	—	21,651,678
Cash equivalents	2,924,943	—	—	2,924,943
Total assets measured at fair value	$681,416,060	$114,944,181	$—	$796,360,241

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

	Fair Value Measurements
	at December 31, 2012, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
Assets:
Mutual funds:
Domestic - Large-Cap	$105,266,139	$—	$—	$105,266,139
Domestic - Mid-Cap	20,553,823	—	—	20,553,823
Domestic - Small-Cap	39,776,062	—	—	39,776,062
International	32,993,179	—	—	32,993,179
Balanced	58,934,284	—	—	58,934,284
Target Date	40,490,431	—	—	40,490,431
Bond	15,671,770	—	—	15,671,770
Common stock	195,418,132	—	—	195,418,132
Investment contract - Stable value fund	—	89,789,905	—	89,789,905
Collective trust fund - Debt fund	—	24,424,004	—	24,424,004
Cash equivalents	3,832,391	—	—	3,832,391
Total assets measured at fair value	$512,936,211	$114,213,909	$—	$627,150,120
7.    Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 10, 2009, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The IRS based its determination on the application the Plan submitted on January 30, 2007. Although the Plan has been amended since submitting the determination letter application, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

On March 30, 2011, an application was made to the IRS for determination on the qualification of the Plan for those amendments that have occurred since the prior determination letter. The Company believes that the Plan, as amended, continues to meet the requirements for tax qualification. The Plan will take all necessary steps to maintain its qualified tax status.

GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

8.    Related-Party Transactions

At December 31, 2013 and 2012, the Plan held 8,428,950 and 9,200,477 shares, respectively, of Company common stock. In addition, investments in the New York Life Insurance Anchor Account are managed by a related party to the Trustee. These transactions qualify as exempt party-in-interest transactions and are allowable under ERISA.
9.    Prohibited Transactions

There were no nonexempt prohibited transactions, other than those listed in Schedule H, Line 4a, Schedule of Delinquent Participant Contributions, with respect to the Plan during the plan year ended December 31, 2013.

10.    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$832,674,166	$655,408,374
Adjustment from contract value to fair value for fully benefit-
responsive investment contract	445,665	1,708,774
Deemed distributions	(122,022)	(69,383)
Net assets available for benefits per the Form 5500	$832,997,809	$657,047,765

The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013:

Net increase in net assets available for benefits per the financial
statements	$177,265,792
Change in adjustment from contract value to fair value for fully
benefit-responsive investment contract	(1,263,109)
Change in deemed distributions	(52,639)
Total net income per the Form 5500	$175,950,044

SUPPLEMENTAL
SCHEDULES

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$2,303	—	$2,303	—	—

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	MDU Resources Group, Inc. Common Stock	8,428,950 shares	**	$257,504,422
	Mutual Funds:
	Allianz NFJ Small Cap Value Fund	759,456 units	**	26,710,053
	American Funds - EuroPacific Growth Fund	611,693 units	**	29,991,286
	BlackRock Inflation Protected Bond Fund	395,691 units	**	4,265,545
	Columbia Acorn Z Fund	742,938 units	**	27,726,458
	DFA International Value Portfolio Fund	543,559 units	**	10,778,779
	Dodge & Cox Balanced Fund	754,795 units	**	74,196,335
	PIMCO Total Return Fund	838,316 units	**	8,961,594
	Royce Total Return Fund	1,700,842 units	**	27,808,772
	T. Rowe Price Institutional Large Cap Growth Fund	2,093,118 units	**	57,058,393
	T. Rowe Price Institutional U.S. Structured Research Fund	2,545,485 units	**	31,538,562
	T. Rowe Price Retirement 2010 Fund	201,706 units	**	3,594,396
	T. Rowe Price Retirement 2015 Fund	615,052 units	**	8,807,541
	T. Rowe Price Retirement 2020 Fund	640,374 units	**	13,057,220
	T. Rowe Price Retirement 2025 Fund	576,758 units	**	8,870,535
	T. Rowe Price Retirement 2030 Fund	407,145 units	**	9,201,485
	T. Rowe Price Retirement 2035 Fund	598,530 units	**	9,744,065
	T. Rowe Price Retirement 2040 Fund	152,622 units	**	3,572,875
	T. Rowe Price Retirement 2045 Fund	514,615 units	**	8,033,145
	Vanguard Institutional Index Fund	337,132 units	**	57,069,656
	Cash Equivalents:
	PIMCO Money Market Institutional Fund	2,924,943 units	**	2,924,943
	Collective Trust Fund:
	BlackRock U.S. Debt Index T Fund	1,209,956 units	**	21,651,678
	Pooled Separate Account:
*	New York Life Insurance Anchor Account	92,846,838 units	**	93,292,503
	Total Investments			796,360,241
*	Participant Loan Funds ***	4.25% to 10.50%	$—	20,122,538
				$816,482,779

*	Indicates party-in-interest investment.

**	Cost information is not required for participant-directed investments, therefore it is not included.

***	Loan maturities range from January 1, 2014, through December 4, 2028.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MDU Resources Group, Inc.
401(k) Retirement Plan

Date:	June 18, 2014	By	/s/ Doran N. Schwartz
Doran N. Schwartz
Chairman, Employee Benefits Committee

EXHIBIT INDEX

The following document is filed as part of this report:

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm